April 12, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Tom Kluck, Branch Chief

Re:	Chanticleer Holdings, Inc. (File No. 333-178307) (the “Company”)
Registration Statement no Form S-1
Filed December 2, 2011 and amended on December 8, 2011 and February 22, 2012

Dear Mr. Kluck:

The purpose of this letter is to provide the Company’s response to the February 23, 2012 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

General

COMMENT 1.	We note your revised disclosure on pages 3 and 31 regarding your investments in the three Hooters locations in South Africa. We also note your disclosure in the footnotes to the financial statements on page 90 that after the LP’s receive their investment back plus a 20% return, the LP interests will be reduced to 20% and the GP interest will increase to 80% in each of these three restaurants. In the summary and business sections, please describe in greater detail this arrangement. For example, please discuss whether the LP interests have received their investment back or what amount has been paid back and discuss the effect that this arrangement has had on the company’s financial performance. In addition, please include any related risk factors in the risk factors section.

Response:	We have added the paragraph below to our summary and business sections. We believe our current risk factors cover our South African business.

Our first location in South Africa opened in December 2009 and as of December 31, 2011 LP’s have been paid $129,877 (36.9%) against their 20% return. Our second location opened in June 2010 and as of December 31, 2011 LP’s have been paid $65,461 (15.9%) against their 20% return. Our third location opened in June 2011 and as of December 31, 2011 LP’s have been paid $18,000 (4.2%) against their 20% return. The payments to investors for our first and second locations were primarily funded from the cash flows of the restaurants. The payments to investors for the third location were funded by the Company as an advance on expected future cash flows.

Other income, page 23

11220 Elm Lane ∙ Suite 203 ∙ Charlotte, NC 28277

Phone 704-366-5122 ∙ Fax 704-366-2463

COMMENT 2.	We note your response to comment 5 of our letter dated December 28, 2011, as well as your related revised disclosure. Please revise your disclosure to quantify and describe the nature of the additional expenses that were discovered.

Response:	We no longer present quarterly detail in the S-1/A as we now speak of annual and year-end amounts, accordingly this comment is not relevant at this time.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer

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